Exhibit 99.1

Kingsway Announces Reverse Stock Split

TORONTO, Jan. 27, 2012 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that it is implementing an action to effect a reverse stock split of the Company's common stock.  The action is intended to ensure that Kingsway remains in compliance with the New York Stock Exchange (NYSE) continued listing standards.  The action has been approved in principal by the Company's Board of Directors and remains subject to final Board action and shareholder approval.  Kingsway is conducting the reverse stock split in conjunction with reviewing various other strategic alternatives including possible acquisitions or mergers to enhance shareholder value.

Kingsway has notified the NYSE of its intention to address through a reverse stock split its non-compliance with the NYSE continued listing requirement that the average closing price of a security not be lower than $1.00 per share over a consecutive 30 trading-day period (the minimum share price requirement).  The Company's common stock continues to be listed on the NYSE and trades as usual subject to the NYSE's continued listing standards and monitoring.

In addition to bringing the Company into compliance with the NYSE's continued listing standards, the Company's Board believes a reverse stock split would have the additional benefit of attracting a broader range of institutional and other investors.  The Board also believes that a higher share price will reduce per share transaction fees and certain administrative costs.

The Company plans to submit the reverse stock split for shareholder approval at its regular Annual Meeting of Shareholders to be held in May and will implement the approved action promptly thereafter.  The time, date, location and other details regarding the meeting, and additional information on the treatment of fractional shares and other effects of the reverse stock split, will be communicated to shareholders at a later date.

The Company encourages shareholders to read the materials relating to its Annual Meeting of Shareholders when they become available, because they will contain important information regarding the proposed reverse stock split and other matters. These materials, when available, and the Company's other securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com.

Forward Looking Statements

This press release includes "forward looking statements," including statements regarding the expected timetable for a reverse stock split, which are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements, including: our high level of indebtedness; our ability to service our debt and comply with debt covenants; our ability to improve our operating performance; our ability to implement our long-term growth strategies and to identify and execute on strategic initiatives; our ability to maintain share price and trading activities at acceptable levels; and our ability to comply with regulatory requirements and the requirements of stock exchanges.

For information identifying additional important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading "Risk Factors" in the "Management's Discussion and Analysis" section. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is an insurance holding company. The Company's primary businesses are the insuring and servicing of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 18:00e 27-JAN-12